MAIL STOP 3561

March 7, 2007

Mr. Liang Zhang
Chief Executive Officer
Synutra International, Inc.
2275 Research Blvd.
Suite 500
Rockville, MD 20850

> **Re:** **Synutra International, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **March 31, 2006**
> **Filed February 5, 2007**
> **File No. 000-50803**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

UForm 10-KSB/A for the Fiscal Year Ended March 31, 2006

General

1. Considering you have amended your Form 10-KSB due to a restatement of your financial statements, please revise to disclose your updated assessment of disclosure controls and procedures. Your disclosure should discuss in reasonable detail the basis for your officers' conclusions.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 26

2. We reviewed your response to our prior comment one. Considering you have reclassified netted amounts previously included in other income in response to our prior comment nine, please revise your <u>revenue, cost of revenue and gross profit</u> discussions to provide the factors underlying variances in your ancillary products (i.e. $29.5 million in fiscal 2006 revenues). For example, (i) discuss the factors contributing to the significant increase in ancillary product revenue between periods, (ii) discuss the business purpose and source of ancillary product revenue (e.g. a result of excess production capacity) and (iii) disclose the amount and discuss the factors contributing to changes in cost of sales for your ancillary products.

Financial Statements

Notes to Financial Statements

Note 1 – Organization and Principal Activities, F-9

3. We reviewed your response to our prior comment 4. Your indicate that you consolidated Qingdao Women and Children Nutrition Research Co., Ltd. after May 1, 2005, when you obtained 100% ownership and voting rights in the entity. Please reconcile this statement with disclosures in your December 31, 2004 audited financial statements (filed with Form 8-K/A filed August 22, 2005) that indicate this entity was consolidated as of December 31, 2004. As this entity was consolidated prior to May 1, 2005, please provide us with your basis for consolidating this entity with specific references to authoritative accounting literature supporting your accounting treatment.

Note 7 – Due From/(To) Related Parties, F-20

4. We reviewed your revised disclosure in response to our prior comment six. Please revise to clarify, if true, that you are not obligated to provide any type of financial support to these related parties.

Note 14 – Related Party Transactions, F-26

5. Please revise your presentation of "Other income to related companies" to be consistent with your revised income statement (e.g. either combine captions "a" and "b" or clarify that caption "a" relates to traditional main products while "b" relates to ancillary products).

Form 10-Q for the Quarter Ended December 31, 2006

6. It appears you have restated your quarterly financial statements for the quarter ended December 31, 2005. Please revise your financial statements to clearly indicate that these periods have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Other Exchange Act Filings

7. Please revise your current Form 10-KSB, Forms 10-Q, and other Exchange Act Filings, as applicable, to comply with the comments above.

8. We note your brief statement included in your response to our prior comment nine that you believe filing an Item 4.02 Form 8-K is not applicable. You support your stance based on the fact that the restatement resulted in no changes in net income or earnings per share. We note, for example, that your restated financial results for the fiscal year ended March 31, 2006 resulted in an approximate 28% increase in revenue and an approximate 12% decrease in your gross profit percentage. These measures alone appear important to an investor's decision. Tell us how you considered these significant changes in your results to support your conclusion not to file an Item 4.02 Form 8-K. In your response, also tell us how you considered the guidance set forth under Item 4.02 of Form 8-K to support your conclusion or file an Item 4.02 Form 8-K immediately.

Other Regulatory

9. Please provide, in writing, a statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Branch Chief, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies